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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Lincoln Financial Advisors Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Lincoln Financial Advisors Corporation (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries using the respective outgoing transfer wires .

    No findings were found as a result of applying the procedure

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

    A finding was identified as a result of applying this procedure. Total revenue on Form SIPC-7 was $20,928 more than Total Revenue reported on the audited financial statements required by SEC Rule 17a-5. We did not identify any other findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Lincoln Financial Advisors Corporation's' schedule of

assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2021